November 30, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karina Dorin

Re:
PEDEVCO Corp.
Registration Statement on Form S-3
(File No. 333-250904)

Acceleration Request
Requested Date: December 2, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to December 2, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

/s/ Dr. Simon G. Kukes
By:	Dr. Simon G. Kukes
Title:	Chief Executive Officer

cc:
Clark R. Moore, PEDEVCO Corp.
Clint Smith, Jones Walker LLP